SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of November 2009

List of Exhibits:

1.	News Release entitled, “CNH participated in the US-Iraq Business Conference”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

November 4, 2009

CNH participated in the US-Iraq Business Conference

The event offered to foster discussion on trade and investment opportunities in Iraq

Washington D.C., USA – (November 3, 2009) The US-Iraq Business and Investment Conference (USIBIC) was held on October 20th and 21st in Washington, D.C. with the aim of offering US companies the possibility to learn about business and trade opportunities in Iraqi markets.

Case New Holland (CNH) Head for the Middle East, Lodovico Tarabini, was one of five panelists to introduce and discuss the ‘US Business Experience’ in Iraq at the Conference. In addition to CNH, Tarabini’s panel included The Boeing Company, General Electric, Valmont Irrigation and Summit Corp.

Participants in this major international event included Iraqi Prime Minister Nouri al-Maliki, US Secretary of State Hilary Rodham Clinton, Iraqi Minister of Agriculture Dr. Akram al-Hakeem, US Secretary of Commerce Gary Locke, Iraqi Minister of Oil Dr. Hussein Al-Shahristani, President Obama’s National Security Advisor General James L. Jones Jr., USMC (Ret.), Dr. Sami Al-Araji, Chairman Iraq National Investment Commission and many more Iraqi and US dignitaries.

Iraqi Prime Minister Nouri al-Maliki attended with an Iraqi delegation of some 200 officials and business representatives who oversee numerous financial projects in Iraq, ranging from agriculture to manufacturing, and from construction to oil sectors.

The USIBIC represents an opportunity to forge relationships between US and Iraqi companies, and for business and regional leaders from Iraq to foster economic growth in the country.

Over the years, Case New Holland has accumulated in-depth experience and knowledge of Iraq’s market, providing machinery, training and technical assistance to promote the country’s development.

Among CNH Brands’ activities recently carried out in Iraq, by the end of the year, New Holland Agriculture will have completed the shipment of 1,250 tractor kits to Iskandariyah SCMI (State Company for Mechanical Industries) manufacturing plant, located in the South of Baghdad, while providing training to Iraqi technicians. In 2007, in coordination with the Task Force on Business Stabilization Operations of the US Department of Defense, Case New Holland signed a deal with the SCMI in Iskandariyah, for the supply of 200 tractor kits, which enabled the plant to resume manufacturing operations. Additionally, in 2006 and 2007, CNH successfully completed two agricultural equipment rehabilitation programs for Iraqi farmers, refurbishing over 3,100 tractors.

CNH continues to assist the farmer community and the Iraqi government with reliable agricultural and construction equipment and the assistance they need to develop their business and foster their country’s growth.

For over 30 years, Case and New Holland have been the market leading brands in Iraq for construction and agricultural equipment respectively. Currently, there are more pieces of Case construction equipment and New Holland agricultural equipment in Iraq than any other western manufacturer.

Press contacts:

Stefano Ferro

stefano.ferro@cnh.com

+39 011 0086346

CNH - Case New Holland (CNH) is a world leader in the agricultural and construction equipment businesses. Supported by about 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat SpA. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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